Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of PetroChina Company Limited (the “Company”) for the year of 2016 will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on Thursday, 20 October 2016 to consider and approve the following matter:

ORDINARY RESOLUTION

To consider and, if thought fit, to pass the following as ordinary resolution:

1.	To consider and approve the election of Mr ZHANG Jianhua as a Director of the Company.

By Order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

31 August 2016

Notes:

1.	The register of members of H Shares of the Company will be closed from Tuesday, 20 September 2016 to Thursday, 20 October 2016 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 19 September 2016 are entitled to attend and vote in respect of the resolution to be proposed at the extraordinary general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Hong Kong

2.	Each Shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.
3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the extraordinary general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.
5.	Shareholders who intend to attend this extraordinary general meeting in person or by proxy should return the reply slip accompanying the EGM Notice to the Secretariat of the Board of Directors on or before Friday, 30 September 2016 by hand, by post or by fax.
6.	This extraordinary general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this extraordinary general meeting are responsible for their own transportation and accommodation expenses.
7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.